UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of U Power Limited’s 2024 Extraordinary General Meeting

The 2024 extraordinary general meeting of shareholders (the “Meeting”) of U Power Limited (the “Company”) was held at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, on March 25, 2024, at 10:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2024, pursuant to notice duly given.

At the close of business on March 4, 2024, the record date for the determination of holders of ordinary shares of the Company (“Ordinary Shares”) entitled to vote at the Meeting, there were 246,093,671 Ordinary Shares outstanding, each Ordinary Share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 92,433,666 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted ordinary resolution that:

(i)	effective on March 31, 2024, every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed

FROM US$50,000 divided into 500,000,000,000 Ordinary Shares of par value of US$0.0000001 each

TO US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each;

(ii)	no fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the whole number of shares.

The result of the vote at the Meeting for the resolution was as follows:

For	Against	Abstain
85,961,122	6,390,066	82,478

Consolidation of Ordinary Shares

On March 25, 2024, the Company held the Meeting, at which the Company’s shareholders adopted the following ordinary resolution, that:

(i)	effective on March 31, 2024, every 100 Ordinary Shares with a par value of US$0.0000001 each in the Company’s issued and unissued share capital be consolidated into one Ordinary Share with a par value of US$0.00001 each, so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed

FROM US$50,000 divided into 500,000,000,000 Ordinary Shares of par value of US$0.0000001 each

TO US$50,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.00001 each;

(ii)	no fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the whole number of shares.

Reason for the Share Consolidation. The Share Consolidation was proposed so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq. The Company has until April 18, 2024 to regain compliance with Nasdaq Listing Rule 5550(a)(2).

Effective Date; Symbol; CUSIP Number. On Mach 4, 2024, the board of directors of the Company passed a resolution to set March 31, 2024 as the effective date of the Share Consolidation (the “Effective Date”), which will be reflected on the Nasdaq marketplace at the opening of business on April 1, 2024, whereupon the Company’s Ordinary Shares shall begin trading on a post-consolidation basis. The Company’s Ordinary Shares will continue to trade on the Nasdaq under the symbol “UCAR” with a new CUSIP Number, G9520U116.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s Ordinary Shares held by each shareholder will be converted into the number of Ordinary Shares held by such shareholder immediately prior to the Share Consolidation divided by one hundred (100), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their Ordinary Shares in electronic form at brokerage firms do not have to take any action as the Share Consolidation will be automatically reflected in their brokerage accounts.

Authorized Shares. On the Effective Date, the Company’s authorized Ordinary Shares will be consolidated at the ratio of one hundred-for-one, and the authorized share capital of the Company will become US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 each.

Capitalization. As of March 25, 2024, the Company had 246,093,671 Ordinary Shares issued and outstanding. As a result of the Share Consolidation, upon the Effective Date, there will be approximately 2,460,937 Ordinary Shares issued and outstanding (subject to the adjustment of rounding fractional shares into additional whole shares).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 25, 2024

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

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